UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2019
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Third Quarter 2019 Production and Volume Sold per Metal Results

LIMA, Peru--(BUSINESS WIRE)--October 9, 2019--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced preliminary 3Q19 production and volume sold.

3Q19 Production per Metal and 2019 Operating Guidance (100% basis)

	1Q19 (Actual)	2Q19 (Actual)	3Q19 (Actual)	9M19 (Actual)	Estimated 2019 (Updated)	Estimated 2019 (Previous)

Gold (Oz.)
Orcopampa	5,949	10,764	10,721	27,434	37k - 45k	37k - 45k
Tambomayo	24,034	24,610	21,740	70,384	90k - 110k	90k - 110k
La Zanja	13,616	5,443	6,224	25,283	30k - 35k	25k - 35k
Tantahuatay	26,273	34,766	49,683	110,722	150k - 170k	150k - 170k
Yanacocha	144,423	139,077	142,654	426,154	510k*	510k*
El Brocal	3,417	3,704	5,672	12,793	18k - 20k	25k - 30k

Silver (Oz.)
Uchucchacua	1,996,439	3,083,290	2,684,854	7,764,583	11.5M - 12.5M	11.5M - 12.5M
El Brocal	764,388	1,449,278	993,883	3,207,550	4.0M - 4.5M	4.5M - 5.5M
Tambomayo	515,242	558,034	641,247	1,714,523	2.5M - 3.0M	2.5M - 3.0M
Julcani	658,715	642,182	658,883	1,959,780	2.2M - 2.5M	2.2M - 2.5M

Lead (MT)
El Brocal	5,031	8,349	4,393	17,774	22.0k - 26.0k	22.0k - 26.0k
Uchucchacua	2,959	5,795	4,708	13,461	20.0k - 21.0k	22.0k - 26.0k
Tambomayo	1,946	1,883	1,497	5,325	6.5k -7.5k	4.0k - 5.0k
Julcani	241	217	281	739	0.9k - 1.0k	0.9k - 1.0k

Zinc (MT)
El Brocal	10,467	12,476	8,968	31,911	50k - 53k	57k - 65k
Uchucchacua	3,904	6,093	5,101	15,099	20k - 25k	20k - 25k
Tambomayo	2,506	2,333	2,478	7,316	8k - 9k	6k - 8k

Copper (MT)
El Brocal	8,856	9,671	12,707	31,234	47K - 52K	47K - 52K

* As announced by Newmont

3Q19 Production Comments

Gold Operations

  Orcopampa:

  No change to 2019 revised guidance as announced in the second quarter 2019.
  Tambomayo:

  No change to 2019 gold guidance as announced at the beginning of the year.

  2019 guidance for Tambomayo’s lead and zinc production has increased due to Buenaventura’s mine plan approach which enables access to areas with higher grades and profitability.
  La Zanja:

  2019 guidance has increased due to higher gold extraction rates.
  Coimolache:

  No change to 2019 guidance as announced at the beginning of the year.

Silver Operations

  Uchucchacua:

  No change to revised 2019 silver guidance as announced in the second quarter 2019.

  2019 lead guidance has decreased due to lower than expected grades.

  The Company expects to increase silver production during the fourth quarter 2019 due to access to areas with higher silver grades.
  Julcani:

  No change to 2019 guidance as announced at the beginning of the year.

Base Metals Operations

  El Brocal:

  No change to 2019 copper guidance as announced at the beginning of the year.

  2019 guidance for zinc production has been decreased due to prioritizing slope stability in the interest of safety during the third quarter 2019. This area will be fully exploited during 2020.

3Q19 Volume sold per Metal (100% basis)

	1Q19 (Actual)	2Q19 (Actual)	3Q19 (Actual)	9M19 (Actual)

Gold (Oz.)
Orcopampa	4,427	10,391	11,283	26,102
Tambomayo	16,360	27,468	26,568	70,396
La Zanja	12,621	5,521	6,335	24,477
Tantahuatay	26,191	34,455	49,095	109,741
El Brocal	2,178	2,457	3,817	8,452

Silver (Oz.)
Uchucchacua	1,834,669	2,923,280	2,415,985	7,173,934
El Brocal	592,139	1,228,153	804,700	2,624,992
Tambomayo	399,251	589,667	705,669	1,694,588
Julcani	633,567	585,840	649,276	1,868,683

Lead (MT)
El Brocal	5,159	7,850	4,176	17,185
Uchucchacua	2,456	5,349	4,072	11,877
Tambomayo	1,551	1,794	2,084	5,429
Julcani	211	178	256	645

Zinc (MT)
El Brocal	9,387	10,211	7,499	27,097
Uchucchacua	3,402	4,860	3,843	12,104
Tambomayo	1,979	2,000	2,070	6,050

Copper (MT)
El Brocal	8,313	9,186	11,995	29,493

Realized Metal Prices

	1Q19 (Actual)	2Q19 (Actual)	3Q19 (Actual)	9M19 (Actual)
Gold (Oz)	1,301	1,303	1,493	1,373
Silver (Oz)	15.45	14.91	17.69	16.00
Lead (MT)	2,055	1,851	1,947	1,934
Zinc (MT)	2,813	2,875	1,961	2,584
Copper (MT)	6,122	6,077	5,584	5,889

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua* , Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc., Sumitomo Corporation & Sumitomo Metals).

For a printed version of the Company’s 2018 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Leandro García, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com.pe/ir

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: October 9, 2019